

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2023

TradeUP Acquisition Corp.
437 Madison Avenue, 27th Floor
New York, New York 10022

      Re: **TradeUP Acquisition Corp.**
              Form S-4
              Exhibit Nos. 10.4, 10.5 and 10.6
              Filed October 18, 2022, as amended
              File No. 333-267918

Dear Weiguang Yang:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                      Sincerely,

                      Division of Corporation Finance